Lisa Muller
Corporate Secretary
Sentinel Group Funds, Inc.
Sr. Counsel
One National Life Drive, Montpelier, Vermont 05604	Sentinel Asset Management, Inc.
www.sentinelinvestments.com	Sentinel Administrative Services, Inc.

	Bus	802-229-7410
	E-mail	lmuller@sentinelinvestments.com

February 23, 2016

Via Electronic Mail

Valerie Lithotomos, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Sentinel Group Funds, Inc. Registration Statement on Form N-14 (File Nos. 333-209095) (Sustainable Core Fund)

Dear Ms. Lithotomos:

On behalf of Sentinel Group Funds, Inc., (the “Corporation”), below are responses to the comments provided by the staff of the Securities and Exchange Commission (the “Commission”) to Carol Whitesides of Sidley Austin LLP via a telephone conference with Valerie Lithotomos on February 8, 2016 (the “Comments”), relating to the Corporation’s registration statement on Form N-14 (the “Registration Statement”), including the exhibits thereto.  This letter supersedes in all respects the letter dated February 22, 2016 responding to the Comments, that was previously submitted via EDGAR.  As discussed with Ms. Lithotomos, the changes referred to herein have been included in the filing made pursuant to Rule 497 under the Securities Act of 1933.  Unless otherwise indicated, defined terms used herein have the meaning set forth in the combined prospectus/joint proxy statement and statement of additional information contained within such 497 filing.

Comment 1:	Please explain why the target fund is responsible for the entire amount of the costs of the Reorganization.

Response:

The Board of Directors considered a number of factors in approving the Reorganization, including the lower operating expense ratio for the Target Fund’s shareholders that was expected to result from the Reorganization. The Board determined that allocating Reorganization costs to the Target Fund was fair based on the lower operating expense ratios that are expected to occur as a result of the Reorganization.

Comment 2:	Please reflect pro forma adjustments in the capitalization table and the pro forma balance sheet for the cost of the Reorganization to be paid by the Funds

Response:	The requested modifications have been made.

Sentinel Investments is the unifying brand name for Sentinel Financial Services Co., Sentinel Asset Management, Inc., and Sentinel Administrative Services, Inc. Sentinel Funds are distributed by Sentinel Financial Services Company, One National Life Drive, Montpelier, VT 05604
800.233.4332 | www.sentinelinvestments.com

Comment 3:	Please confirm that the tax opinion relating to the Reorganization will be filed after the closing of the Reorganization.

Response:

The third undertaking in Item 17 of the Registration Statement provides that the Corporation undertakes to file an opinion of counsel supporting the tax matters and consequences to shareholders discussed in the prospectus that is a part of the Registration Statement within a reasonable time after receipt of such opinion. Sentinel hereby represents that the tax opinion relating to the Reorganization will be filed within a reasonable time after receipt of such opinion.

Comment 4:	Please note the date the annual reports were filed in the response letter.

Response:

The Annual Report for the fiscal year ended November 30, 2015 relating to the Sustainable Core Fund and the Sustainable Mid Cap Fund, each a series of Sentinel Group Funds, was filed with the Commission on February 5, 2016.

Comment 5:	Were the anticipated costs of the Reorganization a consideration in the Board’s approval of the Reorganization?

Response:	Yes. The anticipated costs of the Reorganization were one of many factors considered by the Board in approving the Reorganization transaction.

Comment 6:	Please add disclosure that clarifies that references to the Combined Fund” in the pro forma column reference the Sustainable Core Fund, and indicate the accounting survivor of the Reorganization.

Response:

We note that page 16 of the combined prospectus/information statement states “The accounting survivor of the Reorganization will be the Sustainable Core Fund. As such, the Combined Fund will continue the performance history of the Sustainable Core Fund after the closing of the Reorganization.” The first page of the combined prospectus/information statement also states “The series surviving the Reorganization, the Sustainable Core Fund, is referred to as the “Combined Fund”. A statement has been added at the end of the second paragraph under “Summary — The Reorganization” stating:

“The Sustainable Core Fund, as the Fund surviving the Reorganization, is sometimes referred to as the “Combined Fund”. The Sustainable Core Fund will be the accounting survivor of the Reorganization.”

Statement of Additional Information

Comment 7:

Please include notes to the financial statements that describe the tax status of the Funds and the affect the Reorganization will have on future capital loss carryforwards. Please include a note for the basis for the allocation of merger costs to the target fund.

Response:	The following footnote has been added to the Schedule of Investments (in the “Total Investments at Cost” line item) included in the pro forma financial statements:

“At November 30, 2015, the cost for Sustainable Mid Cap Fund for federal income tax purposes is $116,076,228. Unrealized appreciation for the Sustainable Mid Cap Fund for federal income tax purposes aggregated $12,247,242 of which $20,412,395 related to appreciated securities and $8,165,153 related to depreciated securities. The Sustainable Mid Cap Fund had no capital loss carry forwards available as of November 30, 2015 with which to offset future capital gains. At November 30, 2015, the cost for Sustainable Core Fund for federal income tax purposes is $171,382,543. Unrealized appreciation for the Sustainable Core Fund for federal income tax purposes aggregated $68,285,016 of which $75,972,145 related to appreciated securities and $7,687,129 related to depreciated securities. The Sustainable Core Fund also had no capital loss carry forwards available as of November 30, 2015 with which to offset future capital gains. At November 30, 2015, the Pro Forma cost for the Combined Fund for federal income tax purposes is $287,458,771. Pro Forma unrealized appreciation for the Combined Fund for federal income tax purposes aggregated $80,532,258 of which $96,384,540 related to appreciated securities and $15,852,282 related to depreciated securities. The Combined Fund also had no Pro Forma capital loss carry forwards available as of November 30, 2015 with which to offset future capital gains.”

The following statement has been added as Note H to the Pro Forma Financial Statements for the Combined Fund:

“H. Tax Status — The Sustainable Core Fund, as the Combined Fund, intends to continue to qualify for the special tax treatment afforded regulated investment companies (“RICs”) under the Internal Revenue Code of 1986, as amended.”

The following new sentence has been added to “Note D. Expenses” to the financial statements:

“The Board determined that allocating Reorganization costs to the Target Fund was fair based on the lower operating expense ratios that are expected to occur as a result of the Reorganization.”

Comment 8:

If the Sustainable Mid Cap Fund intends to sell holdings in order to comply with the Sustainable Core Fund’s investment policy, please include disclosure regarding the estimated anticipated dollar value of sales, estimates of brokerage costs, and estimates of any capital gain distributions (total dollar value and per share value) that may arise from the sales. State that it is not anticipated to be material and explain the basis for determining materiality. If any sales will be anticipated, please provide an estimate of the amount of such sales.

Response:

Given the significant overlap in the market capitalization of stocks the managers of both Funds seek to include in the respective Fund’s portfolio, it is not anticipated that the Target Fund will need to sell any holdings to comply with the Acquiring Fund’s investment strategies. Until the consummation of the Reorganization, the portfolio manager of the Target Fund will manage the Fund in accordance with the Fund’s investment policies and strategies; any transactions in the Target Fund are expected to be based on the fundamental merits of the investments in the Fund. As markets are constantly moving, it is difficult to estimate what buy and sell opportunities will present themselves over the period leading up to the effective date of the Reorganization. Therefore, we do not believe we could provide a meaningful estimate about anticipated sales of portfolio holdings, brokerage costs and estimates of any capital gain activity.

In addition, the disclosure in the Registration Statement has been clarified, as stated below, to reflect that Reorganization will not require the Sustainable Core Fund to dispose of portfolio securities to rebalance its portfolio to comply with its investment policies. The first full paragraph on page 36 has been replaced with the following:

“The Reorganization will not require the Sustainable Mid Cap Fund to dispose of a material portion of its portfolio securities prior to the Reorganization due to non-conformance of those securities with the investment objectives, policies or limitations of the Sustainable Core Fund, nor will the Reorganization require the Sustainable Core Fund to sell acquired portfolio securities in order to rebalance its portfolio to comply with its investment policies. Sales of portfolio securities of the Funds made be made in the ordinary course of business. Assets of the Sustainable Mid Cap Fund will not be sold if, in the judgment of management or tax counsel, such sales would affect the classification of the Reorganization as tax-free for federal income tax purposes.”

*   *   *   *   *   *   *  *   *  *

The Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Corporation’s documents.

Please do not hesitate to contact me at (802) 229-7410 or Carol Whitesides of Sidley Austin LLP at (212)-839-7316 if you have comments or if you require additional information regarding the Corporation’s Registration Statement.

Respectfully submitted,

/s/ Lisa Muller

Lisa Muller